UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated July 27, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” or “the Group”)
TRADING STATEMENT AND OPERATING UPDATE FOR THE SIX-MONTHS ENDED
30 JUNE 2016
Westonaria, 27 July 2016: Shareholders of Sibanye (JSE: SGL AND
NYSE: SBGL) are advised that earnings for the six months ended 30
June 2016, are expected to be significantly higher than for the six months ended 30 June 2015 (“the previous comparable period”), primarily due to a 31% higher average rand gold price.
Headline earnings per share (“HEPS”) are expected to be between
484% and 611% (or 92 cents per share and 116 cents per share)
higher than the 19 cents per share reported for the previous comparable period in 2015.
Earnings per share (“EPS”), which include certain non-recurring items, are expected to be between 70% and 110% (or 14 cents per share and 22 cents per share) higher than the 20 cents per share reported for the previous comparable period.
Normalised earnings per share which are adjusted for gains and losses on foreign exchange and financial instruments, non-
recurring items and share of result of associates after taxation, are expected to be between 678% and 848%(or 183 cents per share and 229 cents per share) higher than the 27 cents per share
reported for the previous comparable period.
The primary difference between the HEPS and EPS forecast is a result of an impairment of approximately R820 million on the value of the Cooke 4 mining assets, which was deemed prudent considering the continued underperformance at Cooke 4 and is in accordance with International Financial Reporting Standards. As announced on 11 July 2016, Sibanye has given notice in terms of
Section 189A of the Labour Relations Act 66 of 1995 and is
currently engaged in consultation with affected stakeholders regarding the future of Cooke 4.
The significant increase in Sibanye’s share price, which
increased by approximately 120% during the six month period ended
30 June 2016, also had a substantial impact on earnings. The revaluing of financial instruments (predominantly related to share base payments) at higher share prices resulted in a fair value loss of approximately R1,180 million, which negatively impacted HEPS and EPS but is excluded from normalised earnings.

Gold production for the six months ended 30 June 2016 was
approximately 23,200kg (746,800oz), compared with 22,204kg
(713,900oz) for the previous comparable period, with All-in
Sustaining Costs (AISC) of R454,000/kg (US$920/oz) compared with
R434,769/kg (US$1,137/oz) for the previous comparable period and
All-in Costs (AIC) of R469,000/kg (US$948/oz) compared with
R441,348/kg (US$1,155/oz) for the previous comparable period.
PGM production (4E) for the six months ended 30 June 2016 is forecast at approximately 178koz (4E) (168koz) for the previous comparable period), with Kroondal and Mimosa forecast to deliver all-time record PGM production. Both operations continue to
deliver above nameplate capacity, a notable achievement given their respective challenging operating environments.
Sibanye Platinum Division’s cash costs for the Kroondal Mine are expected to be approximately R9,511/oz (4E) (US$615/oz) with unit costs of approximately R623/ton while cash costs plus capex are approximately R10,766/oz (4E) (US$696/oz). This compares to cash costs of R9,376/oz (4E)(US$790/oz) and unit costs of R593/ton and cash costs plus capex of R10,741/oz (4E) (US$904/oz) for the previous comparable period. Dollar cash costs for Mimosa will be approximately $763/PGM oz with unit costs of approximately
$69/ton and cash costs plus capex of approximately US$874/oz
(4E). This compares to cash costs of $798/oz, unit costs of
$73/ton and cash costs plus capex of $920/oz (4E) for Mimosa for the previous comparable period.
The financial information, on which the trading statement has been based, has not been reviewed or reported on by Sibanye’s external auditors.
A further trading statement with a more definitive range will be released, as required by paragraph 3.4(b) of the Listings
Requirements of the JSE Limited, once greater certainty is
obtained.
CONTACT
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD-LOOKING STATEMENTS
Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US

Securities Act of 1933 and Section 21E of the US Securities
Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the
forward-looking statements. As a consequence, these forward-
looking statements should be considered in light of various
important factors, including those set forth in this document.
Important factors that could cause the actual results to differ materially from estimates or projections contained in the
forward-looking statements include, without limitation: economic, business, political and social conditions in South Africa,
Zimbabwe and elsewhere; changes in assumptions underlying
Sibanye’s estimation of its current Mineral Reserves and
Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future
acquisitions, as well as at existing operations; the ability of
Sibanye to successfully integrate acquired businesses and
operations (whether in the gold mining business or otherwise)
into its existing businesses; the success of Sibanye’s business strategy, exploration and development activities; the ability of
Sibanye to comply with requirements that it operate in a
sustainable manner; changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial
action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax health and safety regulations and new
legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other
environmental, health and safety issues; power disruptions,
constraints and cost increases; supply chain shortages and
increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-
economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance;
Sibanye’s ability to hire and retain senior management or
sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically
disadvantaged South Africans’ in its management positions;
failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and

the impact of HIV, tuberculosis and other contagious diseases.
These forward-looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised
.
SIBANYE GOLD LIMITED
Dated: July 27, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer